Exhibit (4)
DESCRIPTION OF CAPITAL STOCK
The following description of the terms of the common stock of RCM Technologies, Inc. (the “Company,” “we,” “our” or “us”) sets forth certain general terms and provisions of our common stock. This section also summarizes relevant provisions of Nevada law. The following summary of the terms of our common stock does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Nevada law and our Articles of Incorporation, as amended (the “Articles of Incorporation”) and our Amended and Restated Bylaws, as amended (the “Bylaws”), copies of which are filed with, or incorporated by reference into, our Annual Reports on Form 10-K.
Capital Stock
Our authorized capital stock currently consists of 40,000,000 shares of common stock, $0.05 par value per share, and 5,000,000 shares of preferred stock, $1.00 par value per share.
Common Stock
The holders of our common stock are entitled to one vote for every share standing in the name of the stockholder in the books of the Company on any matter submitted to the stockholders, including the election of directors. Holders of the common stock do not have any preemptive rights so long as the common stock remains registered pursuant to section 12 of the Securities Exchange Act of 1934, as amended.  Holders of the common stock do not have any cumulative voting rights. The holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.
Preferred Stock
We are authorized to issue up to 5,000,000 shares of preferred stock. Subject to limitations prescribed by Nevada law and the Articles of Incorporation, the Preferred Stock shall be divided into and from time to time may be issued in classes and in series within any class and our board of directors is hereby authorized to make such division into classes and series, to determine the number of shares of any such class or series, and to determine the designation,  voting rights, preferences, limitations and special rights, if any, of the shares of each such class or series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock.

Certain Articles of Incorporation, Bylaws and Statutory Provisions
The provisions of the Articles of Incorporation and Bylaws and of the Nevada Business Corporation Act summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder’s best interest, including an attempt that might result in the receipt of a premium over the market price for our shares.
Limitation of Liability of Officers and Directors
Nevada law currently provides that our directors will not be personally liable to our Company or our stockholders for monetary damages for any act or omission as a director other than in the following circumstances:
•	the director breaches his fiduciary duty to our Company or our stockholders and this breach involves intentional misconduct, fraud or a knowing violation of law; or
•	our Company makes an unlawful payment of a dividend or unlawful stock purchases, redemptions or other distributions.
As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. Nevada law allows the articles of incorporation of a corporation to provide for greater liability of the corporation’s directors. Our Articles of Incorporation do not provide for such expanded liability.
Special Meetings of Stockholders
The Bylaws provide that special meetings of stockholders may be called only by a majority of the members of our board or upon the written request of stockholders, in accordance with, and subject to, the provisions of the Bylaws, from stockholders who hold, in the aggregate, not less than twenty percent (20%) of the voting power of our outstanding shares.
Stockholder Action; Advance Notice Requirements for Stockholder Proposals and Director Nominations
The Articles of Incorporation provide that stockholders may take action by written consent if such consent is signed by the holders of record of the outstanding shares of the Company having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and otherwise may only take action at duly called annual or special meetings. In addition, our Bylaws establish advance notice procedures for:
•	stockholders to nominate candidates for election as a director; and
•	stockholders to propose topics for consideration at stockholders’ meetings.

Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our Bylaws. To be timely, the notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the immediately preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting is called for a date that is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be delivered to, or mailed and received by, the Secretary of the Company at its principal executive offices not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Section 3.13(h)) of the date of such special meeting was first made. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.
Election and Removal of Directors
Our board of directors is elected each year by our stockholders for a term expiring at the next annual meeting of stockholders. Our stockholders may remove directors with our without cause by the affirmative vote of the holders of two-thirds (2/3) of the combined voting power of all the then issued and outstanding shares of stock of all classes and series of the Company entitled to vote generally for the election of Directors, thereon, voting together as a single class. Our board of directors may elect a director to fill a vacancy created by the expansion of the board of directors.
Nevada Anti-Takeover Statutes
Business Combinations Act
We are subject to Nevada’s anti-takeover law under the Nevada Business Corporation Act, known as the Business Combinations Act. This law provides that specified persons who, together with affiliates and associates, own, or, with respect to affiliates or associates of ours who within two years did own, 10% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with the corporation for a period of two years after the date on which the person became an interested stockholder. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This provision would then have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.

Control Shares Act
The Nevada Business Corporation Act provides that, in certain circumstances, a stockholder who acquires a controlling interest in a corporation, defined in the statute as an interest in excess of a 1/5, 1/3 or 1/2 interest, has no voting rights in the shares acquired that caused the stockholder to exceed any such threshold, unless the corporation’s other stockholders, by majority vote, grant voting rights to such shares. We may opt out of this act by amending our by-laws either before or within ten days after the relevant acquisition of shares. Presently, our amended and restated by-laws do not opt out of this act.
Transfer Agent and Registrar
The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, LLC. Its address is 59 Maiden Lane, New York, New York 10005.
Listing
Our common stock is listed on the NASDAQ Capital Market under the symbol “RCMT.”
Shareholder Rights (Poison Pill)
On May 22, 2020, our Board of Directors, approved and adopted a Rights Agreement, dated as of May 22, 2020 (the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”). Pursuant to the Rights Agreement, the Board declared a dividend of one preferred share purchase right (each, a “Right”) for each outstanding share of common stock (in the context of the Rights and the Rights Agreement, each a “Common Share” and, collectively, the “Common Shares”). The Rights were distributable to stockholders of record as of the close of business on June 2, 2020 (the “Record Date”). One Right will also be issued together with each Common Share issued by the Company after June 2, 2020, but before the Distribution Date (as defined below) (or the earlier redemption or expiration of the Rights) and, in certain circumstances, after the Distribution Date.
Generally, the Rights Agreement works by imposing a significant penalty upon any person or group that acquires beneficial ownership of ten percent (10%) or more of the Common Shares without the approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board. The Rights Agreement is not intended to interfere with any merger, tender or exchange offer or other business combination approved by the Board. Nor does the Rights Agreement prevent the Board from considering any offer that it considers to be in the best interest of its stockholders.
The following is a summary description of the Rights and material terms and conditions of the Rights Agreement. This summary is intended to provide a general description only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Rights Agreement, a copy of which is filed as Exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2020 (the “Form 8-A”) and is incorporated herein by reference. All capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Rights Agreement.

The Rights
Subject to the terms, provisions and conditions of the Rights Agreement, if the Rights become exercisable, each Right would initially represent the right to purchase from the Company one one-hundredth of a share of a newly-designated series of preferred stock, Series A-3 Junior Participating Preferred Stock, par value $1.00 per share, of the Company (each, a “Series A-3 Preferred Share” and, collectively, the “Series A-3 Preferred Shares”), at an exercise price of $5.60 per one one-hundredth of a Series A-3 Preferred Share, subject to adjustment (the “Exercise Price”). If issued, each one one-hundredth of a Series A-3 Preferred Share would give the stockholder approximately the same dividend, voting and liquidation rights as does one Common Share. However, prior to exercise, a Right does not give its holder any rights as a stockholder of the Company, including, without limitation, any dividend, voting or liquidation rights. A copy of the Certificate of Designation of Series A-3 Junior Participating Preferred Stock (the “Series A-3 Certificate of Designation”) that the Company intends to file with the Secretary of State of the State of Nevada on May 22, 2020 to designate the Series A-3 Preferred Shares is filed as Exhibit 4.2 to the Form 8-A and is incorporated herein by reference.
Initial Exercisability
Initially, the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Shares. Until the Rights separate from the Common Shares and become exercisable (or the earlier redemption or expiration of the Rights), the Rights will be evidenced by Common Share certificates, Rights relating to any uncertificated Common Shares that are registered in book entry form will be represented by a notation in book entry on the records of the Company, and the surrender for transfer of any Common Shares will also constitute the transfer of the associated Rights.
Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Shares and become exercisable following the earlier to occur of (i) the tenth (10th) business day (or such later date as may be determined by the Board) after the day on which a public announcement or filing with the SEC is made indicating that a person has become an Acquiring Person (as defined below) or that discloses information which reveals the existence of an Acquiring Person (the “Shares Acquisition Date”), or (ii) the tenth (10th) business day (or such later date as may be determined by the Board) after the commencement by any person (other than certain exempted persons) of, or the first public announcement of the intent of any person (other than certain exempted persons) to commence, a tender or exchange offer by or on behalf of a person, the successful consummation of which would result in any person (other than certain exempted persons) becoming an Acquiring Person, irrespective of whether any shares are actually purchased or exchanged pursuant to such offer (the earlier of these dates is called the “Distribution Date”).

After the Distribution Date, separate rights certificates will be issued and the Rights may be transferred other than in connection with the transfer of the underlying Common Shares unless and until the Board has determined to effect an exchange pursuant to the Rights Agreement (as described below).
Acquiring Person
Under the Rights Agreement, an Acquiring Person is any person who or which, together with all Affiliates and Associates (as defined in the Rights Agreement) of such person, from and after the first public announcement by the Company of the adoption of the Rights Agreement, is or becomes the beneficial owner of ten percent (10%) or more of the Common Shares outstanding, subject to various exceptions. For purposes of the Rights Agreement, beneficial ownership is defined to include the ownership of derivative securities.
The Rights Agreement provides that an Acquiring Person does not include the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company, or any person organized, appointed, or established to hold Common Shares pursuant to any employee benefit plan of the Company or for the purpose of funding any such plan.
The Rights Agreement also provides that the following persons shall not be deemed an Acquiring Person thereunder: (i) any person who becomes the beneficial owner of ten percent (10%) or more of the shares of Common Stock of the Company then outstanding solely as a result of the initial grant or vesting of any options, warrants, rights or similar interests (including restricted shares and restricted stock units) by the Company to its directors, officers and employees pursuant to any employee benefit or stock ownership plan of the Company, or the acquisition of shares of Common Stock of the Company upon the exercise or conversion of any such securities so granted; (ii) any person who as the result of an acquisition of shares of Common Stock by the Company (or any subsidiary of the Company, or any person organized, appointed, established or holding shares of Common Stock of the Company for or pursuant to the terms of any such plan) which, by reducing the number of shares of Common Stock of the Company outstanding, increases the proportionate number of shares of Common Stock of the Company beneficially owned by such person to ten percent (10%) or more of the Common Shares then outstanding; (iii) any person who or which became the beneficial owner of ten percent (10%) or more of the Common Shares then outstanding as a result of the acquisition of Common Shares directly from the Company; or (iv) any person who or which would otherwise be an Acquiring Person who or which the Board determines had become such inadvertently (including, without limitation, because (A) such person was unaware that it beneficially owned a percentage of the Common Shares that would otherwise cause such person to be an “Acquiring Person,” or (B) such person was aware of the extent of its beneficial ownership of Common Shares but had no actual knowledge of the consequences of such beneficial ownership under the Rights Agreement), and who or which thereafter within five (5) business days of being requested by the Company, reduces such person’s beneficial ownership to less than ten percent (10%) of the Common Shares then outstanding.

“Grandfathering” of Existing Holders
The Rights Agreement also provides that any person who or which, together with all Related Persons of such Person, would be deemed an Acquiring Person as of the time immediately prior to the first public announcement by the Company of the adoption of the Rights Agreement (each a “Grandfathered Person”), shall not be deemed to be an “Acquiring Person” for purposes of the Rights Agreement unless and until a Grandfathered Person becomes the beneficial owner of one or more additional Common Shares after the first public announcement by the Company of the adoption of the Rights Agreement (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares, pursuant to a split, reclassification or subdivision of the outstanding Common Shares or pursuant to the acquisition of beneficial ownership of Common Shares upon the vesting or exercise of any option, warrants or other rights, or upon the initial grant or vesting of restricted stock, granted or issued by the Company to its directors, officers and employees, pursuant to a compensation or benefits plan or arrangement adopted by the Board). However, if upon acquiring beneficial ownership of one or more additional Common Shares at any time after the first public announcement by the Company of the adoption of the Rights Agreement, the Grandfathered Person does not, at such time, beneficially own ten percent (10%) or more of the Common Shares then outstanding, the  Grandfathered Person will not be treated as an “Acquiring Person” for purposes of the Rights Agreement.
Flip-In Trigger
If a person becomes an Acquiring Person, then, following the occurrence of the Distribution Date and subject to the terms, provisions and conditions of the Rights Agreement, each Right will entitle the holder thereof to purchase from the Company, upon payment of the Exercise Price, in lieu of a number of one one-hundredths of a Series A-3 Preferred Share, a number of Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable until such time as the Rights are no longer redeemable by the Company, as further described below.
Following the occurrence of an event set forth in the preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will become null and void and nontransferable.
Flip-Over Trigger
If, after an Acquiring Person obtains beneficial ownership of ten percent (10%) or more of the Common Shares, (i) the Company merges into another entity, (ii) an acquiring entity merges into the Company, or (iii) the Company sells or transfers more than fifty percent (50%) of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, upon payment of the Exercise Price, in accordance with the terms of the Rights Agreement, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Redemption of the Rights
At any time until the close of business on the tenth (10th) business day after the Shares Acquisition Date (or, if the tenth (10th) business day after the Shares Acquisition Date occurs before the Record Date, the close of business on the Record Date), or thereafter under certain circumstances, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The Redemption Price may be paid in cash, Common Shares or other forms of consideration, as determined by the Board, in the exercise of its sole discretion. The redemption of the Rights may be made effective at such time, on such basis and subject to such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price without any interest thereon.
Exchange of the Rights
At any time after any person becomes an Acquiring Person, and prior to the acquisition by any person of beneficial ownership of fifty percent (50%) or more of the Common Shares, the Board may, at its option, cause the Company to exchange all or part of the then outstanding and exercisable Rights (other than Rights held by the Acquiring Person or any Affiliate or Associate thereof, which would have become null and void and nontransferable in accordance with the terms of the Rights Agreement), in whole or in part, for Common Shares at an exchange ratio (subject to adjustment) of one Common Share for each Right.
In any exchange of the Rights pursuant to the Rights Agreement, the Company, at its option, may, and to the extent there are an insufficient number of authorized Common Shares not reserved for any other purpose to exchange for all of the outstanding Rights, shall, substitute preferred stock or other securities of the Company for some or all of the Common Shares exchangeable for Rights such that the aggregate value received by a holder of Rights in exchange for each Right is substantially the same value as one Common Share. The exchange of the Rights by the Board may be made effective at such time, on such basis, and subject to such conditions as the Board in its sole discretion may establish. Immediately upon the action of the Board authorizing the exchange of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Common Shares or other consideration issuable in connection with the exchange.
Expiration of the Rights
The Rights and the Rights Agreement will expire upon the earliest to occur of (i) 5:00 p.m., New York City time, on May 22, 2021, (ii) the date on which all of the Rights are redeemed, and (iii) the date on which the Rights are exchanged.

Amendment of Rights Agreement
Except as otherwise provided in the Rights Agreement, the Company, by action of the Board, may from time to time, in its sole and absolute discretion, supplement or amend any provision of the Rights Agreement in any respect without the approval of any holders of Rights, including, without limitation, in order to (i) cure any ambiguity in the Rights Agreement, (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provisions contained therein, (iii) shorten or lengthen any time period in the Rights Agreement, or (iv) otherwise change, amend, or supplement any provisions in the Rights Agreement in any manner that the Company may deem necessary or desirable; provided, however, that from and after such time as any person becomes an Acquiring Person, the Rights Agreement may not be supplemented or amended in any manner that would adversely affect the interests of the holders of Rights (other than Rights that have become null and void pursuant to the Rights Agreement) as such or cause the Rights Agreement to become amendable other than in accordance with the terms of the Rights Agreement. Without limiting the foregoing, the Company, by action of the Board, may at any time before any person becomes an Acquiring Person amend the Rights Agreement to make the provisions of the Rights Agreement inapplicable to a particular transaction by which a person might otherwise become an Acquiring Person or to otherwise alter the terms and conditions of the Rights Agreement as they may apply with respect to any such transaction.
Rights of Holders
Until a Right is exercised, a Right does not give its holder any rights as a stockholder of the Company, including, without limitation, any dividend, voting or liquidation rights.
Anti-Dilution Provisions
The Board may adjust the Exercise Price, the number of Series A-3 Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Series A-3 Preferred Shares or Common Shares.
With certain exceptions, no adjustments to the Exercise Price will be made until the cumulative adjustments amount to at least one percent (1%) of the Exercise Price. No fractional Series A-3 Preferred Shares will be issued other than fractions which are integral multiples of one one-hundredth of a share and, in lieu thereof, an adjustment in cash will be made based on the current market price of the Series A-3 Preferred Shares.
Tax Consequences
The adoption of the Rights Agreement and the subsequent distribution of the Rights to stockholders should not be a taxable event for the Company or its stockholders under presently existing U.S. federal income tax laws. However, if the Rights become exercisable or if the Rights are redeemed, stockholders may recognize taxable income, depending on the circumstances then existing.

Accounting Treatment
The distribution of the Rights as a dividend to the Company’s stockholders is not expected to have any financial accounting or reporting impact. The fair value of the Rights is expected to be zero when they are distributed because the Rights will be “out of the money” when distributed and no value should be attributable to them. Additionally, the Rights do not meet the definition of a liability under generally accepted accounting principles in the United States and are therefore not accounted for as a long-term obligation.
Authority of the Board
When evaluating decisions relating to the redemption of the Rights or any amendment to the Rights Agreement to delay or prevent the Rights from detaching and becoming exercisable as a result of a particular transaction, pursuant to the Rights Agreement, the Board, or any future board of directors, would not be subject to restrictions such as those commonly known as “dead-hand,” “slow-hand,” “no-hand,” or similar provisions.
Certain Anti-Takeover Effects
The Rights are not intended to prevent a takeover of the Company and should not interfere with any merger or other business combination approved by the Board. However, the Rights may cause substantial dilution to a person or group that acquires beneficial ownership of ten percent (10%) or more of the issued and outstanding Common Shares (which includes for this purpose stock referenced in derivative transactions and securities) without the approval of the Board.
SEC Registration
Since the Rights are not exercisable immediately, registration with the SEC of the Series A-3 Preferred Shares issuable upon exercise of the Rights is not required until the Rights become exercisable.